September 16, 2010

Securities and Exchange Commission
Washington, DC 20549

Attn: David R. Humphrey, Branch Chief

Re:                  ACCO Brands Corporation
Form 10-K for the Year Ended December 31, 2009
File No. 001-08454

Dear Mr. Humphrey:

This letter is in response to your comment letter dated September 14, 2010 addressed to Mr. Neal V. Fenwick, our Chief Financial Officer.

In your comment letter you asked us to respond within ten business days.  As agreed in our telephone conversation of September 15, 2010, the Commission has extended the time for ACCO Brands Corporation to provide the requested response for an additional ten business days.

Please advise the undersigned as soon as possible if the above does not accurately reflect our conversation.

Thank you for your cooperation.